UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [  ] Merger

     [  ] Liquidation

     [X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [  ] Election of status as a Business Development Company (Note: Business
          Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Variable Account G of Monarch Life Insurance Company

3.   Securities and Exchange Commission File No.: 811-5403

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [ ]      Initial Application                [X]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      One Monarch Place, Springfield, MA 01133

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Lynn K. Stone
                  Blazzard, Grodd & Hasenauer, P.C.
                  943 Post Road East
                  Westport, CT 06880
                  (203) 226-7866

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


                  Monarch Life Insurance Company
                  One Monarch Place
                  Springfield, MA 01133
                  (413) 784-6764

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [  ] Management company;

     [X]  Unit investment trust; or

     [  ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     Not Applicable

         [ ]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Not Applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable


13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

            Monarch Life Insurance Company
            One Monarch Place
            Springfield, MA 01133

     (b)  Trustee's name(s) and address(es):

            Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


         [ ]      Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):
                  File No.:  811-_______

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          Not Applicable

                  [ ]      Yes      [ ]     No

          If Yes, state the date on which the board vote took place:

                  If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          Not Applicable - There are no shareholders because no contracts were ever issued or sold from this investment company.

                  [ ]      Yes       [ ]    No

          If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ]      Yes      [ ]      No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

                  [ ]      Yes      [ ]     No

     (c)  Were the distributions made pro rata based on share ownership?

                  [ ]      Yes      [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

                  [ ]      Yes      [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [ ]      Yes      [ ]      No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [ ]      No

     If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]      Yes      [ ]      No

         If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [ ]      No

         If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses:

          (ii) Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes      [ ]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-__________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


COMMONWEALTH OF MASSACHUSETTS

COUNTY OF HAMPDEN


The undersigned being duly sworn deposes and says that he has duly executed the attached Applications for Deregistration of Certain Registered Investment Companies, Form N-8F, dated February 14, 2000, for and on behalf of MONARCH LIFE INSURANCE COMPANY; that he is Senior Vice President, General Counsel and Secretary of such company; and that all actions by shareholders and other bodies necessary to authorize deponent to execute and file such instruments have been taken. Deponent further says he is familiar with such instruments, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                          /s/JOHN S. COULTON
                                          -----------------------------
                                          John S. Coulton
                                          Senior Vice President, General
                                          Counsel and Secretary


Subscribed and sworn to before me,
a Notary Public, the 14th day of
February, 2000.


/s/DOROTHY MIKAELIAN
___________________________________

Notary Public in the Commonwealth of
Massachusetts

My Commission expires: July 5, 2002

                                  AUTHORIZATION


Pursuant to a Consent of Receiver, dated December 21, 1999, the Special Deputy Receiver or any Senior Vice President of Monarch Life Insurance Company ("Monarch"), and each of them, with full powers to act without the others, are authorized and directed to execute and file on behalf of Monarch (both for itself and as depositor of Variable Accounts D, G & H) with the Securities and Exchange Commission these Applications for Deregistration of Certain Registered Investment Companies, Form N-8F, (and any amendments as may be deemed necessary). Such Consent further authorizes and directs the Special Deputy Receiver or any Senior Vice President of Monarch to take any and all actions and to execute and file such documents, instruments and paper or take any other action(s) as they may deem necessary or desirable to effectuate this directive and the intent and purpose thereof. The person who has executed these Applications for Deregistration of Certain Registered Investment Companies, Form N-8F, on behalf of Monarch has been duly authorized to take such action on its behalf.


                                                  MONARCH LIFE INSURANCE COMPANY


                               By: /s/JOHN S. COULTON
                                   ______________________________
                                   John S. Coulton
                                   Senior Vice President, General
                                   Counsel and Secretary



ATTEST: /s/DOROTHY MIKAELIAN
        _____________________



                                   VARIABLE ACCOUNTS D, G AND H OF
                                     MONARCH LIFE INSURANCE COMPANY

                              By:  MONARCH LIFE INSURANCE COMPANY,
                                      DEPOSITOR


                               By: /s/JOHN S. COULTON
                                   __________________________________
                                   John S. Coulton
                                   Senior Vice President, General
                                   Counsel and Secretary


ATTEST: /s/DOROTHY MIKAELIAN
        ____________________